Exhibit 99.2

Performance of Wipro Limited for Quarter ended - June 30, 2012 Suresh Senapaty Executive Director and Chief Financial Officer July 24, 2012

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Financial Summary for the Quarter Ended June 30, 2012 (IFRS)

Wipro Limited (Consolidated)

Particulars	For the Qtr. (Rs. Cr)	YoY Growth for the Qtr.
Revenue	10,653	24%
Earnings Before Interest & Tax	1,872	25%
Non GAAP Net Income	1,574	20%
Net Income	1,580	18%

Key Segmental Results

Particulars	Revenue for the Qtr. (Rs. Cr)	YoY Growth for the Qtr.	PBIT for the Qtr. (Rs. Cr)	YoY Growth for the Qtr.
IT Services	8,314	30%	1,744	24%
IT Products	953	(5)%	21	(50)%
Consumer Care & Lighting	980	30%	114	27%

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Highlights for the Quarter – IT Services

•	Revenues on constant currency at $1,540 Mn, in line with our guidance

•	Revenues in INR terms grew 30% on a yoy basis; PBIT grew by 24% YoY

•	Acquisition of Promax, strengthens its positioning and capability in trade promotions management, analytics & optimization

•	Operating margins improved by 30 basis points to 21%

•	Customer metrics shows further improvement – 8 customers with Revenue greater than $100 million on a trailing 12 month basis, up from 4 last year

•	Top 5 clients have grown around 5% sequentially on constant currency

•	37 new clients added during the quarter

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IT Services – Revenue Dynamics for Quarter Ended June 30, 2012

Vertical Distribution % of Revenue Geographical Distribution % of Revenue

Vertical

•      Energy and Utilities grew YoY by 34%, Retail by 13% YoY on CC

•      GMT grew 2% seq on constant currency, Manufacturing & Hitech grew 1.5% sequentially on constant currency.

Geographies

•      Emerging markets grew 42% YoY, India & Middle East grew by 27% YoY and Japan grew 22% YoY on constant currency

•      Europe grew 11% YoY on constant currency

Service Lines

•      Analytics and Information Management grew 3.3% sequentially followed by Product Engineering with sequential growth of 2.5%.

•      BPO grew 1.5% sequentially.

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IT Services – Deal Wins

•      Wipro has won a multi-year contract from Royal Philips Electronics. Philips has chosen Wipro as the strategic and Global Prime Partner to help transform and standardize six Business Platforms such as Idea to Market and Market to Order to drive growth and improved profitability.

•      A leading Retail Bank and Insurance Provider in the UK has chosen Wipro to provide end-to-end Insurance BPO services. Wipro will be providing Third Party Administration Services for Policy Administration and Claims Management from India and the Republic of Ireland, in an engagement which will further enhance Wipro’s core insurance processing capability.

•      Wipro has won a multi-year engagement with a large developer, manufacturer and marketer of medical devices whose products are used in a range of interventional medical specialties. Wipro will support the client’s Post Market Surveillance function including Complaints Intake, Complaints Management and Investigation services

•      Wipro won a multi-year contract to implement MPLS Network for Powergrid, India’s Central Transmission Utility (CTU), which is responsible for the complete inter-State power transmission system

•      Wipro has won a multi-year engagement with Al Hammadi Hospital in the Kingdom of Saudi Arabia for implementing a highly contemporary technology platform for their upcoming 350 bed hospital in Riyadh. The transformational program will enable the upcoming hospital to provide intuitive and consistent user experience across multiple channels. Besides this program, Al Hammadi Hospital has also chosen Wipro as their strategic partner for their core Hospital Information System Application

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Awards and Accolades

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Wipro was ranked #1 in the annual ranking of product design service providers by Zinnov Management Consulting, a leading Globalization and Market Expansion Advisory firm. This is the third year in succession that Wipro has won this distinction for its engineering R&D and product engineering services.

•

Wipro has been named as one of the best outsourcing service providers in The Global Outsourcing 100® ranking published in 2012 by the International Association of Outsourcing Professionals (IAOP). Wipro was ranked 7th, up from 9th place in 2011.

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Wipro BPO was recognized by Gartner, Inc. in the Leaders quadrant in the report, “Magic Quadrant for Finance and Accounting (F&A) BPO, Global,” authored by Cathy Tornbohm and published on May 30, 2012. Gartner categorized Wipro in the leaders quadrant based on the evaluation criteria of ability to execute and completeness of vision. The Magic Quadrant evaluated vendor capabilities in the Comprehensive Finance and Accounting business process outsourcing market among 18 providers.

•

Wipro Infotech was ranked No. 1 in the overall Network Integration market share in India for 2011-12 in the Voice & Data 100, which is the most comprehensive and reliable annual survey on the Indian telecom and networking industry, that showcases market share, market size, major players, global trends, market forecast and deployment trends.

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Non IT Business Highlights

Wipro Consumer Care and Lighting (WCCL)	•	Revenue growth in Q1 of 30% yoy and EBIT growth of 27% yoy
	•	Santoor and Yardley drove growth
	•	Acquired the Yardley business in the UK and rest of Europe (excluding Germany and Austria) along with “Woods of Windsor” business, which is another heritage brand in the UK
	•	Growth in market share in Office Furniture business despite a slow down in sector

Wipro Infrastructure Engineering (WIN)	•	In the first quarter of FY13, despite headwinds, we grew in key geographies of our business, driven by a global customer portfolio and counter-cyclical presence in products and geographies.
	•	We continue to see extensive engagement with customers in our new geos and projects and long term fundamentals very strong.

Wipro Eco Energy	•	Our energy management business is showing positive momentum in market place. We are able to excite customer by demonstrating analytics driven energy savings

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Looking ahead

Looking ahead For the quarter ending September 30, 2012

*	Guidance is based on the following currency exchange rates: GBP/USD at 1.58 Euro/USD at 1.26, AUD/USD at 1.01, USD/INR at 54.76

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended June 30, 2012

Particulars	Q1’13	Q4’12	Q1’12
Revenue Composition
Global Media & Telecom	14.9%	14.9%	16.8%
Finance Solutions	26.4%	26.6%	26.7%
Manufacturing & Hitech	19.4%	19.1%	19.7%
Healthcare, Life Sciences & Services	10.1%	10.0%	10.2%
Retail & Transportation	15.0%	15.4%	15.0%
Energy & Utilities	14.2%	14.0%	11.6%
Geography Composition
Americas	51.6%	52.1%	53.0%
Europe	28.1%	27.7%	28.6%
Japan	1.3%	1.1%	1.1%
India & Middle East Business	8.8%	9.6%	9.0%
APAC & Other Emerging Markets	10.2%	9.5%	8.3%
People related
Number of employees	138,552	135,920	126,490
Net Additions	2,632	(814)	4,105

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Thank You Suresh Senapaty Executive Director and CFO suresh.senapaty@wipro.com

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